Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Rubicon Receives Permits to Commence Phoenix Shaft Dewatering and
           Rehabilitation; Closure Plan Filed for Underground Advanced Exploration
           Program - Phoenix Gold Project, Red Lake, Ontario

           <<
           -  work scheduled to commence week of February 2, 2009  -

           RMX.TSX / RBY.NYSE Alternext US
           >>

           TORONTO, Feb. 2 /CNW/ - Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE
Alternext US) is pleased to announce that it has received all of the necessary permits and has provided notice to required government agencies that it will commence dewatering and subsequent rehabilitation of the Phoenix shaft
(collectively referred to as Phase I work) during the week of February 2,
2009. It is estimated that Phase I dewatering and rehabilitation will take approximately 40 days to complete. Work is being carried out by J.P.Whelan
Mining Contractors of Kirkland Lake, Ontario.
           In addition, Rubicon has submitted its Closure Plan to the Government of
Ontario. Subject to approval of the Closure Plan, Rubicon plans to commence work to extend the existing three compartment shaft by approximately 200 metres and drift approximately 200 metres toward the F2 Gold Zone to be in position to continue drilling the zone from underground. The F2 Gold Zone lies approximately 450 metres to the southeast of the existing shaft (see
www.rubiconminerals.com for further information).
           "This is an important milestone for the Company. We are taking a key step to allow us to more effectively explore and possibly develop the F2 Gold Zone.
Having existing infrastructure at surface provides us with an important advantage compared to many other advanced exploration projects. Drilling from underground is more effective and cheaper than drilling from surface and puts us in a position to rapidly advance toward development should underground drilling confirm and extend our positive, existing drill intercepts. We commend the Ministry of Northern Development and Mines as lead agency, for their role in co-coordinating our permit request," stated David Adamson,
President and CEO.
           The F2 Zone is best known in the core area where 35 drill holes have documented several, sub-parallel gold zones extending to a depth of 1101 metres below surface. As well, wide-spaced step out drilling has shown that the overall mineralized envelope extends 580 metres laterally to both the northeast and southwest and remains open in all directions.

           Rubicon Minerals Corporation is a well-funded exploration company, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts
Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls over 380,000 acres surrounding the Pogo Mine in
Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and
CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 29% of the issued shares of the company.

           <<
           RUBICON MINERALS CORPORATION
           "David W. Adamson"
           President & CEO

           Assaying and Qualified Person
           -----------------------------
           >>

           Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by
Terry Bursey, P.Geo. the project Qualified Person under the definition of NI
43-101.

           <<
           Forward Looking Statements
           --------------------------
           >>

           This news release contains certain statements that may be deemed
"forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the
Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates",
"believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or
"should" occur. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are, in part, dependent on receiving permits from various governmental agencies.
           Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the
Company's management on the date the statements are made.
           These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.
           The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

           The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
           %SEDAR: 00009365E          %CIK: 0001057791

           /For further information: Bill Cavalluzzo, VP Investor Relations, Toll free: 1-866-365-4706, E-mail: bcavalluzzo(at)rubiconminerals.com,
www.rubiconminerals.com; Rubicon Minerals Corporation, Suite 1540-800 West
Pender Street, Vancouver BC, CANADA, V6C 2V6/
           (RBY RMX.)

CO:  Rubicon Minerals Corporation

CNW 12:38e 02-FEB-09